March 29, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

Attention:     Marc Thomas
        Robert Klein

Re: Capitol Federal Financial, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
File No. 001-34814

Dear Mr. Thomas and Mr. Klein:

We are writing in response to your letter dated March 5, 2024 with respect to the review, by the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), of Capitol Federal Financial, Inc.’s (the "Company") above-referenced Annual Report on Form 10-K. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.

This response letter has been filed via EDGAR, tagged as "CORRESP."

Form 10-K filed for the Fiscal Year Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Average Balance Sheets, page 42
1.We note your presentation of various Non-GAAP financial measures on page 43, and elsewhere, excluding the impact of the securities and leverage strategies. Please address the following:
•For each Non-GAAP measure presented, revise your disclosures to include a more fulsome discussion of what each measure represents, how it is defined, how it is used and why it is meaningful to investors.

Response: Periodically at management’s discretion, we have utilized a leverage strategy to increase earnings which entails entering into short-term Federal Home Loan Bank of Topeka (“FHLB”) advances and depositing the proceeds from these FHLB borrowings, net of the purchases of FHLB stock made to meet FHLB stock holding requirements, at the Federal Reserve Bank of Kansas City (“FRB”). The leverage strategy is not a core operating business for the Company. It provides the Company the ability to utilize excess capital to generate earnings. Additionally, it is a strategy that can be exited quickly without additional costs. The profitability of the leverage strategy is attributable to net income derived from the dividends received on the increased FHLB stock holdings, plus the net interest rate spread between the yield on the leverage strategy cash at the FRB and the rate paid on the leverage strategy FHLB borrowings, less applicable federal deposit insurance (“FDIC”) premiums and estimated income tax expense. Leverage strategy borrowings are repaid prior to each quarter end so there is no impact to quarter end capital ratios. When the leverage strategy is in place, it reduces the net interest margin and impacts other performance measures due to the amount of earnings from the transaction in comparison to the size of the transaction, which can significantly increase average assets while increasing net income. Because of this phenomenon, some performance measures are skewed by the usage of the leverage strategy. Management believes it is meaningful to investors to present such measures excluding the impact of the leverage strategy, due to the unique nature of the leverage strategy transactions, to enable investors to better evaluate our core operations.

In October 2023, the Company initiated a strategic securities transaction (“securities strategy”) by selling $1.30 billion of securities, representing 94% of its securities portfolio. Since the Company did not have the intent to hold the $1.30 billion of securities to maturity at September 30, 2023, the Company recognized an impairment loss on those securities, which was reflected in our September 30, 2023 financial statements. The securities strategy was designed to allow the Company to improve its earnings stream going forward, beginning in fiscal year 2024, by redeploying most of the proceeds into current market rate investment securities and to provide liquidity to deleverage the balance sheet utilizing the remaining proceeds. Management believes it is meaningful to investors to present certain performance measures excluding the impact of the securities strategy, due to the non-recurring nature of the securities strategy transactions, to enable investors to better evaluate our core operations.

The following table provides additional information regarding the Non-GAAP measures, along with the leverage strategy and securities strategy components.

Measure	Calculation of GAAP measure	Leverage strategy and securities strategy components included in GAAP measure	Why meaningful to investors
Yield on interest-earning assets	Interest income divided by average interest-earning assets	Interest earning assets associated with the leverage strategy include cash proceeds from leverage strategy FHLB borrowings and the balance of the related required FHLB stock holdings.	Management believes the yield on interest-earning assets is important to investors as it provides the yield earned on the Company’s interest earning assets, which represent the majority of the Company’s assets.
Cost of interest-bearing liabilities	Interest expense divided by average interest-bearing liabilities	Interest-bearing liabilities associated with the leverage strategy include the balances of short-term FHLB advances.	Management believes the cost of interest-bearing liabilities is important to investors as the Company’s interest-bearing liabilities represent the majority of the Company’s liabilities.
Non-interest Income	Total non-interest income	Non-interest income attributable to the securities strategy is considered to be the pretax loss on the securities strategy.	This is not an individual measurement but the amount is used in the efficiency ratio measurement discussed below.
Non-interest Expense	Total non-interest expense	Federal insurance premiums attributable to the leverage strategy are estimated using the Bank’s federal insurance premium accrual rate multiplied by average leverage strategy assets.	This is not an individual measurement but the amount is used in the efficiency ratio measurement discussed below.
Income tax expense	Total income tax expense	Income tax expenses attributable to the leverage strategy and securities strategy are estimated using the Company’s consolidated GAAP effective tax rate.	This is not an individual measurement but the amount is adjusted for the leverage strategy and securities strategy when calculating Non-GAAP net income.
Return on average assets	Net income divided by total average assets
Net income attributable to the leverage strategy is derived from the dividends received on the increase in FHLB stock holdings, plus the net interest rate spread between the yield on the leverage strategy cash and the rate paid on the leverage strategy FHLB borrowings, less applicable FDIC premiums and estimated income taxes.
Net loss attributable to the securities strategy is calculated as pretax loss on securities transactions, net of estimated taxes.
Management believes the return on average assets is important to investors as it shows the Company’s profitability in relation to the Company’s average assets.
Return on average equity	Net income divided by total average equity
Net income attributable to the leverage strategy is derived from the dividends received on the increase in FHLB stock holdings, plus the net interest rate spread between the yield on the leverage strategy cash and the rate paid on the leverage strategy FHLB borrowings, less applicable FDIC premiums and estimated taxes.
Net loss attributable to the securities strategy is calculated as pretax loss on securities transactions, net of estimated taxes.
Management believes the return on average equity is important to investors as it shows the Company’s profitability in relation to the Company’s average equity.
Net interest margin	Net interest income divided by average interest-earning assets
Net interest income associated with the leverage strategy consists of interest income on cash proceeds from leverage strategy FHLB borrowings and dividend income on the increase in the balance of the related required FHLB stock holdings, net of interest expense on leverage strategy FHLB borrowings.
Interest earning assets associated with the leverage strategy include cash proceeds from FHLB borrowings and the increase in the balance of the related required FHLB stock holdings.
Management believes the net interest margin is important to investors as it is a profitability measure for financial institutions. It provides the income earned on interest-earning assets compared to the amount that is being paid on interest-bearing liabilities.

Measure	Calculation of GAAP measure	Leverage strategy and securities strategy components included in GAAP measure	Why meaningful to investors
Efficiency ratio	Total non-interest expense divided by the sum of net interest income and non-interest income.
Non-interest expense associated with the leverage strategy consists of estimated FDIC premiums attributable to the increase in the Company’s asset size as a result of the leverage strategy.
Net interest income associated with the leverage strategy consists of interest income on cash proceeds from leverage strategy FHLB borrowings and dividend income on the increase in the balance of the related required FHLB stock holdings, net of interest expense on leverage strategy FHLB borrowings.
Non-interest income attributable to the securities strategy is considered to be equal to the pretax loss on the related securities transactions.
Management believes the efficiency ratio is important to investors as it is a measure of a financial institution’s total non-interest expense as a percentage of the sum of net interest income (pre-provision for credit losses) and non-interest income. A higher value generally indicates that it is costing the financial institution more money to generate revenue, related to its net interest margin and non-interest income.
Earnings per share	Net income divided by average shares outstanding	Net income (loss) attributable to the leverage strategy and securities strategy is calculated as pretax income (loss) on the leverage strategy and securities strategy, net of estimated taxes.	Management believes earnings per share is an important measure to investors as it shows the Company’s earnings in relation to the Company’s outstanding shares.

•Tell us and revise your disclosures to disaggregate and explain each of the individual adjustments comprising the securities and leverage strategies. Your response and revised disclosure should include a reconciliation and calculation of each component to these measures (e.g., numerator and denominator) to the nearest GAAP financial measure and identify the financial statement line items and amounts excluded for each period.

Response: The following table provides the individual adjustments, reconciliation, and calculation of each component of the Non-GAAP measures for fiscal year 2023. We will revise our disclosures in future filings as requested and in a manner consistent with the following table. With the exception of per-share information, amounts are presented in thousands. Additional information regarding the calculation of the applicable GAAP measure is provided in the table above.

Total Interest Income
Actual (GAAP)	$359,789
Leverage Strategy Adjustment	(41,367)
Adjusted (Non-GAAP)	318,422

Total Interest Expense
Actual (GAAP)	206,517
Leverage Strategy Adjustment	(39,749)
Adjusted (Non-GAAP)	166,768

Net Interest Income
Actual (GAAP)	153,272
Leverage Strategy Adjustment	(1,618)
Adjusted (Non-GAAP)	151,654

Total Non-Interest Income
Actual (GAAP)	(171,455)
Securities Strategy Adjustment	192,622
Adjusted (Non-GAAP)	21,167

Total Non-Interest Expense
Actual (GAAP)	113,934
Leverage Strategy Adjustment	(406)
Adjusted (Non-GAAP)	113,528

Income Tax Expense (Benefit)
Actual (GAAP)	(37,296)
Leverage Strategy Adjustment	(215)
Securities Strategy Adjustment	47,000
Adjusted (Non-GAAP)	9,489

Net Income (Loss)
Actual (GAAP)	(101,659)
Leverage Strategy Adjustment	(997)
Securities Strategy Adjustment	145,622
Adjusted (Non-GAAP)	42,966

Average Interest-Earning Assets
Actual	10,704,068
Leverage Strategy Adjustment	(924,398)
Adjusted (Non-GAAP)	9,779,670

Average Assets
Actual	10,967,781
Leverage Strategy Adjustment	(924,398)
Adjusted (Non-GAAP)	10,043,383

Return on Average Assets (GAAP)		Return on Average Assets (Non-GAAP)
Net Loss/Income	$(101,659)	Adjusted Net Income (Non-GAAP)	$42,966
Average Assets	10,967,781	Adjusted Average Assets (Non-GAAP)	10,043,383
Return on Average Assets (GAAP)	-0.93%	Return on Average Assets (Non-GAAP)	0.43%

Return on Average Equity (GAAP)		Return on Average Equity (Non-GAAP)
Net Loss/Income	$(101,659)	Adjusted Net Income (Non-GAAP)	$42,966
Average Equity	1,071,989	Average Equity (GAAP)	1,071,989
Return on Average Equity (GAAP)	-9.48%	Return on Average Equity (Non-GAAP)	4.01%

Efficiency Ratio (GAAP)		Efficiency Ratio (Non-GAAP)
Net Interest income	$153,272	Adjusted Net Interest Income (Non-GAAP)	$151,654
Non-Interest Income	(171,454)	Adjusted Non-Interest Income (Non-GAAP)	21,167
Non-Interest Expense	113,934	Adjusted Non-Interest Expense (Non-GAAP)	113,528
Efficiency Ratio (GAAP)	-626.63%	Efficiency Ratio (Non-GAAP)	65.69%

Net Interest Margin		Net Interest Margin (Non-GAAP)
Net Interest Income	$153,272	Adjusted Net Interest Income (Non-GAAP)	$151,654
Average Interest-Earning Assets	10,704,068	Adjusted Average Earning Assets (Non-GAAP)	9,779,670
Net Interest Margin	1.43%	Net Interest Margin (Non-GAAP)	1.55%

Earnings Per Share (GAAP)		Earnings Per Share (Non-GAAP)
Net Loss/Income	$(101,659)	Adjusted Net Income (Non-GAAP)	$42,966
Average Shares Outstanding	133,557	Average Shares Outstanding	133,557
Earnings Per Share (GAAP)	$(0.76)	Earnings Per Share (Non-GAAP)	$0.32

Earnings Per Share (GAAP)	$(0.76)
Non-Interest Income - Securities Strategy Adjustment	1.44
Income Tax Expense - Securities Strategy Adjustment	(0.35)
Subtotal (Non-GAAP)	0.33
Interest Income - Leverage Strategy Adjustment	(0.31)
Interest Expense - Leverage Strategy Adjustment	0.30
Non-Interest Expense - Leverage Strategy Adjustment	0.00
Income Tax Expense - Leverage Strategy Adjustment	0.00
Earnings Per Share (Non-GAAP)	$0.32

•Tell us if you intend to continue using and disclosing these Non-GAAP measures in your future filings.
Response: We expect to continue using and disclosing these Non-GAAP measures, as applicable, and will revise our disclosures in future filings to include a more fulsome discussion of these measures consistent with that provided in this response.

•Provide us with an analysis explaining how you considered the nature of the Non-GAAP adjustments relating to your leverage strategy, and whether it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: When considering the nature of the Non-GAAP adjustments relating to the leverage strategy, we determined that all transactions deemed to be attributable to the leverage strategy were recorded in accordance with GAAP and none of the Non-GAAP adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP; therefore, such adjustments do not result in individually tailored accounting. Specifically, when presenting Non-GAAP measures, the Company’s disclosures have not: (i) changed the pattern of recognition; (ii) deducted transaction costs as if the Company acted as an agent in the transaction; or (iii) changed the basis of accounting for revenue or expenses from an accrual basis to a cash basis. In addition, despite the adjustments for the leverage strategy and securities strategy in the Non-GAAP disclosures, the economics of each transaction (and the relevant accounting concept) is fully reflected in the disclosure provided.

2.Please revise your disclosures, in future filings, to provide a more specific definition and thorough discussion of the “leverage strategy” including the factors considered when utilizing the strategy. If material, your disclosure should discuss and identify the specific types of assets and liabilities utilized in exercising the strategy in each period presented and the specific impact the strategy had on these identified assets and liabilities as well as any related impact on revenues, expenses and capital ratios. In addition, expand your liquidity and capital resources discussion for additional details, thresholds for suspension, quantification and information on your leverage strategy.

Response: We will revise our disclosures in future filings as requested and in a manner consistent with that provided in this response.

In providing this response, the Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing response to the Staff’s comments. Should you have any further comments or questions, I can be reached at (785) 231-6360.

Sincerely,

/s/ Kent G. Townsend

Kent G. Townsend
Executive Vice President, Chief Financial Officer and Treasurer